Achari Ventures Holdings Corp. I

60 Walnut Avenue, Suite 400

Clark, NJ 07066

August 2, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Kristin Lochhead, Ms. Jeanne Baker, Mr. Juan Grana and Ms. Abby Adams

Re:	Achari Ventures Holdings Corp. I
Registration Statement on Form S-4 (the “Registration Statement”)
File No. 333-276422

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Achari Ventures Holdings Corp. I (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on August 5, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Katten Muchin Rosenman LLP, request by telephone that such Registration Statement be declared effective.

Please contact Timothy J. Kirby, of Katten Muchin Rosenman LLP, special counsel to the Company, at (212) 940-6494, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Vikas Desai
Vikas Desai
Chief Executive Officer